Mail Stop 4561

June 2, 2009

Gregory Galanis, President
Sweet Spot Games, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

> **Re:** **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on May 11, 2009**
> **File No. 333-157281**

Dear Mr. Galanis:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 29, 2009.

Prospectus cover page

1.   Delete the final sentence of the third full paragraph. Your expectations and opinions regarding the possible development of a trading market do not appear to be key information. The proposed text detracts from the fundamental message that should be provided to investors—that there is no current market for your securities and that a market for your securities may not develop. Also, delete the first sentence of the fourth paragraph, as you have previously stated that 450,000 shares are being offered by selling shareholders. Additionally, the dealer delivery legend required by Item 502(b) of Regulation S-K should be presented on the outside back cover page containing the table of contents, not on the cover page.

Risk Factors

Risks Related to Our Business

"We may have insufficient liquidity to continue"

2.   Please revise this risk factor to provide quantitative information regarding your estimated capital needs during a minimum of 12 months following the date of the prospectus.

Management's Discussion and Analysis and Plan of Operation

3.   The financial statements concern the period from June 2, 2008 through March 31,
        2009. Please revise the header "Comparison of Twelve Months Periods (sic)
        Ended March 31, 2009" accordingly.

Liquidity and Capital Resources

4.   You indicate that you expect income from operations to be sufficient to fund your
        cash requirements, which you expect will average $10,000 per month, starting in
        the third quarter of 2009. The financial information at March 31, 2009 suggests
        that you had only enough cash to fund operations through mid-May 2009. Please
        revise your disclosure to provide more specific information regarding your current
        resources and your plans to obtain the capital needed to pursue your business plan
        in the immediate future.

Selling Shareholders

5.   You did not address the final sentence of prior comment 5. Either file the form of
        your subscription agreement, with an attached list that provides the information
        that varies among the subscription agreements (for example, the subscribers'
        names, the number of shares subscribed by each, the dates of the agreement and
        the like) or provide your analysis supporting any conclusion that the subscription
        agreement is not required to be filed by Item 601(b)(10) of Regulation S-K.   In
        any event, provide us with a copy of a representative subscription agreement, if
        you determine that it is not required to be filed.

Financial Information

6.   Please provide a revised and properly dated audit opinion that pertains to financial
        statements relating to the period ended March 31, 2009. Although an audit
        opinion dated April 6, 2009, was previously provided in your Amendment No. 2,
        the audit opinion included in Amendment No. 3 is dated January 14, 2009.
        Ensure that the consent of the accountant to be filed as an exhibit is properly
        dated as well.

Part II

7.   The item numbers do not appear to correspond to that of Form S-1; rather, they
        appear to correspond to Form SB-2, which has been removed. Please revise.

Exhibits

Exhibit 5.1 Legal Opinion

8.   You state in your response to prior comment 6 that the legal opinion has been revised to reflect that the common shares have been issued. However, your amended filing does not include an updated legality opinion. Please address this matter in your next amendment.

Undertakings

9.   In response to prior comment 7, you revised this section to include the undertaking provided by Item 512(i) of Regulation S-K, but this does not appear applicable as you do not appear to be relying on Rule 430A of the Securities Act of 1933. Please revise to provide the undertaking provided by Item 512 (a)(5)(ii) of Regulation S-K; or advise.

****

If you have any questions or concerns, please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551- 3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile (704) 944-4280
        Charles Barkley, Esq.